EXHIBIT I

October 23, 2015

Via email

Mr. Rocky Duckworth, Chairman

Mr. Timothy Bennett
Mr. Thomas Hofmann

Mr. Dan F. Smith

1250 W. Washington

Suite 300

Tempe, Arizona 85281

Gentlemen:

Western Refining, Inc. (“Western”) is pleased to submit a proposal (the “Proposal”) pursuant to which Western would acquire all of the outstanding common units of Northern Tier Energy LP (“NTI”) not already owned by Western, with a combination of cash and Western common stock.  As you are aware, Western owns approximately 35.6 million common units of NTI, which represents approximately 38% of NTI’s issued and outstanding common units. Western also owns NTI’s general partner, Northern Tier Energy GP LLC (“NTI GP”).  Subject to the negotiation and execution of mutually acceptable definitive documentation containing terms and conditions customary for a transaction of this type, Western hereby proposes to pay $17.50 in cash and 0.2266 of a share of Western common stock for each issued and outstanding publicly-held NTI common unit. The consideration represents a 15% premium to the 20-day volume weighted average price (“VWAP”) of NTI’s common unit price as of October 23, 2015, and represents aggregate consideration of $27.62 per NTI unit based on the 20-day VWAPs for NTI and Western as of October 23, 2015. The transaction is to be structured as a merger between NTI and a wholly-owned subsidiary of Western.

We anticipate that the Board of Directors of NTI GP will delegate the authority to evaluate and respond to the Proposal to its Conflicts Committee, which is comprised entirely of independent directors. We welcome the opportunity to present the Proposal in more detail to the Conflicts Committee and its advisors as soon as possible, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the transaction as expeditiously as possible. Please be aware, however, that Western is only interested in acquiring common units of NTI and Western has no interest in selling any of its interests in NTI, selling assets to NTI or pursuing other strategic alternatives involving NTI.

We anticipate funding the cash portion of the offer with a combination of Western cash-on-hand (which is approximately $575 million as of October 23, 2015), debt issued in the capital markets or a bank-sponsored bridge loan. We do not anticipate that regulatory approvals will be an impediment to closing.

Rocky Duckworth

October 23, 2015

The Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction shall be created until such time as mutually satisfactory definitive agreements have been executed and delivered.  The making of the Proposal has been authorized by Western’s Board of Directors, but the definitive agreements and the transactions contemplated thereby will require approval by Western’s Board of Directors, NTI’s Conflicts Committee and NTI’s unitholders.

We expect to make appropriate amendment to Parent’s Schedule 13D disclosing this Proposal promptly.

Western looks forward to completing this proposed transaction which we believe is attractive to NTI’s unitholders.

Sincerely,

/s/Jeff A. Stevens Jeff A. Stevens President and Chief Executive Officer
Western Refining, Inc.